Filed by Layne Christensen Company

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Layne Christensen Company

Commission File No.: 001-34195

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JUNE 06, 2018 / 1:00PM GMT, Q1 2019 Layne Christensen Co Earnings Call

CORPORATE PARTICIPANTS

J. Michael Anderson Layne Christensen Company - Senior VP & CFO

Ken Dennard Dennard Lascar Associates, LLC - Co-Founder, CEO and Managing Partner

Michael J. Caliel Layne Christensen Company - President, CEO & Director

PRESENTATION

Operator

Greetings, and welcome to the Layne Christensen Company First Quarter 2019 Earnings Conference Call. (Operator Instructions) As a reminder, this conference is being recorded.

It is now my pleasure to introduce your host, Mr. Ken Dennard. Mr. Dennard, please go ahead.

Ken Dennard Dennard Lascar Associates, LLC - Co-Founder, CEO and Managing Partner

Thank you, operator. Good morning, everyone. We appreciate you joining us today for the 2019 fiscal first quarter earnings conference call for Layne Christensen.

Our speakers today will be Mike Caliel, President and Chief Executive Officer; and Michael Anderson, Chief Financial Officer.

Before we get started, I would like to remind everyone that remarks today will include forward-looking statements. Like any statement about the future, these are subject to several factors, which can cause actual results or events to differ materially from those that we anticipate due to a number of risks and uncertainties. For a summary of risk factors and additional information, please refer to yesterday’s press release and the section of Layne’s fiscal year 2018 Form 10-K entitled Risk Factors and Forward-Looking Statements in addition to other documents as filed with the Securities and Exchange Commission. We do not intend to update these forward-looking statements and undertake no obligation to update or revise these statements, except to the extent required by law.

During today’s call, we will present both GAAP and non-GAAP financial measures. These non-GAAP measures are not intended to be considered in isolation from or substitute for our GAAP results. You’ll find — you can find definitions of our non-GAAP measures and reconciliations to their nearest GAAP measures in yesterday’s earnings release and on our website.

And before I turn the call to Mike, please be aware that we will not be taking any questions about the proposed merger with Granite, and I encourage you to refer to our public disclosure regarding this transaction, including our final proxy statement and letter to shareholders that were filed on May 15 if you have any questions. A special meeting for approving the proposed transaction is scheduled for June 13.

Now with that said and behind me, I’d like to turn the call over to Mike Caliel. Mike?

Michael J. Caliel Layne Christensen Company - President, CEO & Director

Great. Thanks, Ken. Good morning, everyone, and thank you for joining us today. I’ll begin by providing some of the key highlights of our first quarter performance, and then of course, Michael will provide more of a detailed review of our financial results.

So let me start by saying our first quarter results were improved over the prior year, and they were in line with our expectations. Our overall financial performance reflected a 3.3% increase in revenues led by improvements in Mineral Services and Inliner, and that more than offset a 5% decline in revenues at Water Resources. And we made improvements in Water Resources’ profitability that came through our restructuring efforts, which are designed to reduce our costs and enhance our job margins. And sequentially, we managed to further reduce our unallocated corporate expenses.

So for the first quarter, we reported $12.6 million of adjusted EBITDA, and that compared to $9 million in adjusted EBITDA in last year’s first quarter. The increase in adjusted EBITDA compared to last year was led mainly by improved performance in our core Water Resources businesses, water well drilling and repair and installation work, and we generated net income of $2.7 million for the quarter, helped by gains on asset sales that have been part of the Water Resources’ restructuring efforts.

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JUNE 06, 2018 / 1:00PM GMT, Q1 2019 Layne Christensen Co Earnings Call

Inliner revenues increased 3.9% and adjusted EBITDA increased 5.5%, that was led by a strong operating performance despite the adverse effects from a number of winter storms in the Midwest and the northeastern U.S. that reduced revenue modestly during the quarter. About $1 million of the revenue increase was driven by higher levels of subcontracted work.

In Mineral Services, revenues were up 17.9% during the first quarter compared to the prior year period. And that was due to increased drilling activity primarily in the Western U.S. and Brazil. Adjusted EBITDA for the first quarter was down slightly compared to the prior year period that was due to reduced dividends from our Latin America affiliate and, to a lesser extent, the delays on two customer jobs in Mexico that we discussed during our fourth quarter call. The job delays in Mexico were resolved late in the first quarter, and we expect a pickup in revenues in Mexico in Q2.

In Water Resources, first quarter revenues declined 5% due largely to several office closures, and that’s part of our restructuring efforts and also lower collector well activity. Adjusted EBITDA increased by more than $4 million as we benefited from improved job execution and the positive impact of our business improvement initiatives in terms of cost reductions and also facility rationalizations.

During the quarter, we also benefited from the performance of the Water Midstream business that, as you know, wasn’t operational in the first quarter of fiscal 2017 and the Hermosa pipeline asset, in particular. And Michael will provide some additional details on the Water Midstream business during his comments.

Now with respect to market highlights for the quarter, we’re seeing relatively stable market conditions in most of our business lines as we are moving into the more active summer months. And as it relates to Water Resources, we expect to continue to benefit from the cost reductions and the restructuring programs that we’ve implemented over the course of the last 1.5 years. With lower precipitation levels, I should say, over the winter, particularly in the West, we have seen initial signs of increased drilling activity in the agricultural markets. Balancing that though, we’re experiencing lower agricultural drilling activity in the Midwest and the Northeast portions of the country related to higher-than-normal precipitation levels.

We also expect the Water Midstream business to benefit from good industry conditions in the Permian Basin and a full year of operations on our Hermosa system. And while we have not yet had water sales on GLO lands, we expect a revenue impact from GLO late in the second quarter or early in the third quarter of this fiscal year.

Inliner continues to experience relatively good industry growth opportunities, but labor markets remain tight making it costlier and more challenging to launch new cruise and meet our organic growth expectations.

The minerals market continues to reflect some encouraging signs with increased activity in the Western U.S., although we’ve seen moderating commodity prices in the last quarter; particularly for copper and gold. Where gold prices are up about 3% year-over-year and copper is up about 21% year-over-year, although both commodities are down a bit versus the first part of April at the time of our last earnings call.

In minerals, our fleet utilization remained relatively flat at around 50%. And at these utilization levels, we continue to see limited opportunities for any meaningful improvement in pricing.

So with that, let me turn the call over to Michael to review our first quarter results in a bit more detail.

J. Michael Anderson Layne Christensen Company - Senior VP & CFO

All right. Thanks very much, Mike. And thanks, everybody, for joining the call this morning.

I’m sure that you’ve been able to note that we filed the press release along with our 10-Q with the SEC yesterday. So those, of course, are available to you for the call and for additional details.

First of all, I’ll go to the first quarter overall performance, and then we’ll discuss the divisional results in more detail. So as Mike had mentioned, we had improved year-over-year results. Consolidated revenues were up 3% year-over-year to $115 million in Q1. Adjusted

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JUNE 06, 2018 / 1:00PM GMT, Q1 2019 Layne Christensen Co Earnings Call

EBITDA for the quarter of $12.6 million compared to $9 million a year ago. The improvement was driven primarily by Water Resources, which generated $4.5 million in EBITDA during the quarter compared to just $250,000 in EBITDA in last year’s first quarter. And most of the Water Resources improvement, as Mike had mentioned, occurred in our core water well drilling and repair business where we had both improved job margins and reduced SG&A.

We reported positive net income from continuing operations in the first quarter of $2.9 million, and that’s about $0.14 a share compared to a net loss of $4 million or $0.20 per share in the first quarter last year. Net income was favorably impacted by about $4.6 million in gains on asset sales, that’s primarily owned real estate and also some older equipment within our Water Resources division. And this was partially offset by restructuring expenses largely related to our pending merger with Granite.

Unallocated corporate SG&A expense during the quarter was $4.8 million, that compares to $4 million in last year’s first quarter and $5.2 million in the fiscal 2018 fourth quarter. The increase from the prior year period was due primarily to favorable reserve adjustments that we had a year ago. Sequentially, the SG&A was down by about $400,000 versus Q4. Depreciation and amortization expense for the first quarter increased slightly to $6.8 million versus $6.5 million a year ago.

Looking in a little more detail at the divisional performance. We’ll, first of all, start with Inliner. First quarter revenues were up about 4% year-over-year to $49 million, that’s reflecting an increase in activity levels in some of our UV-liner work and also a higher level of subcontracted work.

Inliner generated $8.2 million in adjusted EBITDA in the first quarter, that compares to $7.7 million a year ago. Adjusted EBITDA margins for both periods were steady at 17% of revenues. The early part of this year’s first quarter at the Inliner did feel the impact of adverse weather conditions, particularly in the Midwest and the Northeast where much of our work is actually performed. We had about $2 million in decreased revenues associated with the winter storms during the quarter due to work delays. Backlog at the end of Q1 was $122 million, that compares to $131 million we had at the end of January.

Moving on to Mineral Services. First quarter revenues were $26 million, and they were driven by improved activity levels in the Western U.S. The project delays that we talked about in Mexico that affected fourth quarter performance also impacted the early part of Q1, but they’re now behind us. We’re seeing the incremental contributions from new business coming from gold and copper mining, primarily in the Western United States.

Adjusted EBITDA for Mineral Services in the first quarter was $4.8 million, that compares to $5 million a year ago. And the slight decrease was due to the timing of affiliate dividends, which were actually down $0.5 million on a year-over-year basis.

Moving over to Water Resources. Our first quarter revenues decreased to $40 million compared to $42 million in the prior year’s first quarter. The $2 million decline in revenues was related to our office closings and downsizings as part of our restructuring. And also we had some lower drilling activity in our collector well unit.

Adjusted EBITDA was $4.5 million with the benefits of our business performance initiatives and also improved project execution. The division also benefited from the incremental contribution from the Water Midstream business. During the quarter, the Hermosa pipeline generated $1.3 million of EBITDA in the quarter, that’s steady with Q4. We continue to see ongoing drilling and completions activity in the Delaware Basin and expect to see growing volumes in the coming quarters associated with higher rig counts.

Our business development activities at Water Midstream added about $700,000 of expense to SG&A. And over the course of the year, we do expect to benefit from our SG&A investment in Water Midstream in business development to grow our activity levels at Hermosa, at GLO and also in other areas.

On the GLO front, we’ve recently drilled six water wells on some acreage in the Western part of Reeves County, and we’ve completed two water storage ponds with 1 million barrels of water storage capacity. Total CapEx for the development of this GLO acreage thus far has been a little bit under $5 million. And while we’ve not signed any term contracts to date near this acreage, we are certainly working hard with producers in the completions water in the area, and we continue to expect to generate water sales from this acreage in the next couple of months. There are very good opportunities with 68 operating rigs within three miles of GLO acreage, but we do need to invest in Water Infrastructure to actually be able to create the opportunities to use to win water business with producers in those areas.

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JUNE 06, 2018 / 1:00PM GMT, Q1 2019 Layne Christensen Co Earnings Call

Let’s look now, overall, at liquidity for Layne. At the end of the first quarter, we had a cash balance of $18 million, that gives us $93 million of liquidity combined with availability under our revolver. And at the end of the quarter, we had nothing drawn on that revolver

I wanted to cover a little bit more about the capital structure a bit as well. As we had previously disclosed, we executed a new loan commitment in late March, and that was to refinance our upcoming $70 million of 4.25% note maturities. Those come due in November of this year. We still, however, have the debt maturity of our 8% notes and also our ABL facility. Those are coming due within the next 12 months and, as such, we have added some additional language and disclosure in our 10-Q regarding our liquidity position going forward.

So as we mentioned at the top of this call, we are not going to be taking any questions on the proposed merger with Granite’s, we’ll certainly direct you to our public disclosures regarding the transaction, including our recently filed proxy statement.

And with that said, we’ll be happy to entertain questions on our first quarter results. So operator, with that, please open the line.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Thank you, ladies and gentlemen. With that, we conclude our question-and-answer session. I’ll turn the floor back to management for any final comments.

Michael J. Caliel Layne Christensen Company - President, CEO & Director

Great. Thanks, Melissa, and thank you all for joining us this morning. As always, we appreciate your interest, and we look forward to welcoming our stockholders to our special meeting on June 13. And that concludes our call. Thank you and have a great day.

Operator

Thank you. This concludes today’s teleconference. Please — you may now disconnect. Thank you for standing by.

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About Layne

Layne is a global water management, infrastructure services and drilling company, providing responsible solutions to the world of essential natural resources—water, minerals and energy. We offer innovative, sustainable products and services with an enduring commitment to safety, excellence and integrity.

Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to: the consummation of the proposed merger; the expected benefits of the integration of the two companies; and other statements that are not historical fact. These statements are made on the basis of the current beliefs, expectations and assumptions of the management of Layne and Granite regarding future events and are subject to significant risks and uncertainty. Statements regarding our expected performance in the future are forward-looking statements.

It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined company or the price of Layne’s or Granite’s common stock prior to the proposed merger, or Granite’s common stock following the proposed merger. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed merger; risks that Layne will not be integrated successfully or that Granite will not realize estimated cost savings, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits from Layne’s operations; risks relating to unanticipated costs of integration; reductions in customer spending, or a slowdown in customer payments; unanticipated changes relating to competitive factors in the industry in which Layne and Granite participate; ability to hire and retain key personnel; ability to successfully integrate Layne’s businesses; the potential impact of announcement or consummation of the proposed merger on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the continuing recovery in the mining industry; prevailing prices for various commodities; the timing and extent of future oil and gas drilling and production in the Delaware Basin; longer term weather patterns; the availability of credit; the availability of equity or debt capital needed for the business and foreign currency fluctuations that may affect Layne’s and Granite’s results of operations. Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth in the reports filed with the SEC and in each company’s other filings made with the SEC available at the SEC’s website at www.sec.gov.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially and adversely from those anticipated, estimated or projected. These forward-looking statements are made as of the date of this filing. Neither Layne nor Granite undertakes any obligation to update any such forward-looking statements to reflect any new information, subsequent events or circumstances, or otherwise, except as may be required by law.

Additional Information and Where to Find It

Granite has filed with the SEC a Registration Statement on Form S-4, which includes a prospectus with respect to Granite’s shares of common stock to be issued in the proposed merger and a proxy statement of Layne in connection with the proposed merger between Granite and Layne (the “Proxy Statement/Prospectus”). The Proxy Statement/Prospectus has been sent or given to the stockholders of Layne and contains important information about the proposed merger and related matters. LAYNE’S SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The Proxy Statement/Prospectus and other relevant materials (when they become available) and any other documents filed by the Company or Layne with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, security holders will be able to obtain copies of the Proxy Statement/Prospectus free of charge from Layne or Granite by contacting either (1) Investor Relations by mail at Layne Christensen Company, 1800 Hughes Landing Boulevard, Ste 800, The Woodlands, Texas 77380, Attn: Investor Relations Department, by telephone at 281-475-2600, or by going to Layne’s Investor Relations page on its corporate website at www.layne.com or (2) Investor Relations by mail at Granite Construction Incorporated, 585 West Beach Street, Watsonville, California 95076, Attn: Investor Relations Department, by telephone at 831-724-1011, or by going to the Company’s Investors page on its corporate website at www.graniteconstruction.com.

No Offer or Solicitation

The information in this document is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Layne and Granite and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Layne’s stockholders in connection with the proposed merger and may have direct or indirect interests in the proposed merger. Information about Layne’s directors and executive officers is set forth in the Company’s Annual Report on

Form 10-K for the fiscal year ended January 31, 2018, which was filed with the SEC on April 10, 2018, as amended by the Company’s Annual Report on Form 10-K/A, which was filed with the SEC on April 20, 2018. These documents are available free of charge at the SEC’s website at www.sec.gov, and from Layne by contacting Investor Relations by mail at Layne Christensen Company, 1800 Hughes Landing Boulevard, Ste 800, The Woodlands, Texas 77380, Attn: Investor Relations Department, by telephone at 281-475-2600, or by going to Layne’s Investor Relations page on its corporate website at www.layne.com. Information about Granite’s directors and executive officers is set forth in Granite’s Proxy Statement on Schedule 14A for its 2018 Annual Meeting of Stockholders, which was filed with the SEC on April 13, 2018, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on February 16, 2018. These documents are available free of charge at the SEC’s website at www.sec.gov, and from Granite by contacting Investor Relations by mail at Granite Construction Incorporated, 585 West Beach Street, Watsonville, California 95076, Attn: Investor Relations Department, by telephone at 831-724-1011, or by going to Granite’s Investors page on its corporate website at www.graniteconstruction.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger will be included in the Proxy Statement/Prospectus and amendments thereto that Granite will file with the SEC.